September 16, 2020

VIA EDGAR AND EMAIL TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoreLogic, Inc. (the “Company”)
PREC14A filed September 8, 2020
Filed by Senator Investment Group LP, et al. (collectively, “Senator”)
File No. 1-13585

Dear Ms. Chalk:

We are writing on behalf of Senator in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 14, 2020 (the “Comment Letter”).

Concurrently with the submission of this letter, Senator is filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement on Schedule 14A filed on September 8, 2020 in response to the comments set forth in the Comment Letter. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

September 16, 2020

Revised Preliminary Proxy Statement filed September 16, 2020

General

1.	Please update the proxy statement generally, including in the Background section, to reflect the increase in your proposal to acquire CoreLogic.

In response to the Staff’s comment, Senator has revised the disclosure on pages 1, 4 and 9 of the Revised Preliminary Proxy Statement.

2.

To avoid shareholder confusion, consider reordering the proposals to mirror the way they are presented in the Company’s proxy statement. We note that the way the Company presented them is the same way you presented the proposals in your definitive proxy statement to call the special meeting.

Senator respectfully advises the Staff that it has determined not to reorder the proposals in the Revised Preliminary Proxy Statement, as there is no legal requirement that the order of the proposals in the Company’s proxy statement and the Revised Preliminary Proxy Statement mirror each other, and doing so could put Senator at a tactical disadvantage with respect to the manner in which the proposals are presented in the gold voting instruction form that will be produced by Broadridge Financial Solutions in connection with the solicitation. Furthermore, Senator directs the Staff’s attention to the statement on page 10 of the Revised Preliminary Proxy Statement providing that “SFS urges stockholders to review the GOLD Proxy Card carefully, as the order in which the Proposals are listed on the GOLD Proxy Card differs from the order in which the Proposals are listed on the Company’s white proxy card.”

3.	Please provide support in the revised proxy statement for the factual and other assertions you make. Here are some examples of statements that should be adequately supported or deleted:

-“Such Offer represents a 37% premium to the Company’s unaffected price as of June 15, 2020, and a 26% premium to the Company’s 52-week high, 1.7x and 2.0x greater than average premiums in the industry respectively.” (in addition to providing support for the stated metrics, identify the transactions to which you are comparing).

-“a long history of poor execution, inability to meet long term targets, failed capital allocation, and a history of obfuscating organic growth.”

-“[T]he newly announced multi-year forecast implies wildly optimistic assumptions including mortgage orientations well above consensus industry projections, even after years of poor organic growth.” (in addition, identify the “consensus industry projections to which you refer and their source).

In response to the Staff’s comment, Senator has revised the disclosure on pages 1, 3, 4 and 6 of the Revised Preliminary Proxy Statement.

Reasons for this Proxy Solicitation, page 3

4.	Clarify whether, if elected, your nominees intend to pursue the Offer, or whether they will also seek other possible acquirors for CoreLogic or conduct an auction process.

In response to the Staff’s comment, Senator has revised the disclosure on page 4 of the Revised Preliminary Proxy Statement.

Background and Past Contacts, page 4

5.

In the first paragraph of this section, provide more details about the other ways of ”partnering” with respect to the Company (other than the acquisition proposal to acquire CoreLogic) discussed between Senator and Cannae in October 2019 and thereafter.

In response to the Staff’s comment, Senator has revised the disclosure on page 4 of the Revised Preliminary Proxy Statement.

September 16, 2020

6.

In several places in this section, you present opinions as statement of fact. Please revise to clarify that the references to the Company’s “unsupported” antitrust concerns and ability to finance the proposed acquisition transaction are your beliefs. Please revise any similar statements of belief presented as fact in the proxy statement and avoid such mischaracterization in any future soliciting materials.

In response to the Staff’s comment, Senator has revised the disclosure on pages 5 and 6 of the Revised Preliminary Proxy Statement.

Proposals for the Special Meeting – Proposal 1, page 10

7.

Expand to clarify the total number of existing CoreLogic directors in comparison to the number you are seeking to replace. Briefly explain why you are not seeking to remove certain directors, in light of your statements later in the proxy statement that “the current Board is no longer capable of acting in the best interests of stockholders.”

In response to the Staff’s comment, Senator has revised the disclosure on page 10 of the Revised Preliminary Proxy Statement.

Annex B

8.

Item 4 of Schedule 14A defines “participant” to include “any person who solicits proxies.” Please ensure you have included as participants (and provided participant information for) all persons who will solicit proxies in this solicitation.

Senator acknowledges that Instruction 3(a) to Item 4 of Schedule 14A defines “participant” to include “any person who solicits proxies,” and also notes that such definition is qualified by Instruction 3(b) to Item 4 of Schedule 14A, which provides for certain exceptions to such definition. Senator has included Senator Focused Holdings LP (“SFH”), a limited partnership to which Senator acts as investment manager, as an additional participant in the Revised Preliminary Proxy Statement, as SFH became a direct holder of Company Common Stock during the period since the initial preliminary proxy statement for the Special Meeting was filed with the SEC on September 8, 2020. Senator respectfully advises the Staff that Senator has included as participants in the Revised Preliminary Proxy Statement all persons who meet the definition of “participant” under Instruction 3 to Item 4 of Schedule 14A, as qualified by the exceptions set forth therein.

*                *                 *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand